Room 4561

      February 2, 2006


Mr. David M. Otto
President
Techalt, Inc.
3311 N. Kennicott, Avenue, Suite A
Arlington Heights, IL 60004

      Re:	Techalt, Inc.
   Form 10-KSB/A for the Fiscal Year Ended
   December 31, 2004
Filed January 18, 2006
   File No. 000-27867

Dear Mr. Otto:

      We have reviewed your response letter dated December 19,
2005
related to our prior comment letter dated July 18, 2005 in connection with our review of the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page F-1
1. We note the revisions to your financial statements as well as your footnote on page F-17 titled, "Restatement." Tell us how your auditors considered including a reference in their audit report to the restatement. We refer you to AU 561.06.



Note 1 - Description Of Business And Summary Of Significant
Accounting Policies

Revenue Recognition, page F-7
2. Please refer to prior comment 3 in our letter dated July 18, 2005.
We have reviewed your response and note your statement that in 2004, the only revenue earned was from the sale of hardware and services that were billed upon delivery to the customer and that you do not have arrangements that include multiple elements. We also note on page 4 that you offer integration services, implementation services and maintenance and support services. Tell us whether you have sold any of your hardware products to customers in which any of these services have been provided to the same customer. In this regard, tell us if you provide maintenance and support services to customers in which you provided hardware and network implementation services.
3. We note that you do not disclose your revenue recognition policy for the services you offer on page 4. Tell us and disclose your revenue recognition policy for each of the services you offer.
4. We also note from your response that software products sold to customers are recognized upon delivery. This does not appear to be consistent with your revenue recognition policy on page F-7 which states that "revenue from sales of software licenses and software maintenance support are recognized on a straight-line basis over the subscription term." We also note in your response that you do not sell bundled solutions. This also does not appear consistent with your disclosure in which it appears that you sell software with software maintenance support. Tell us and disclose to clarify your correct revenue recognition policy related to your software products and your software maintenance support. Additionally, if you intend to recognize sales of your software product upon delivery, tell us how you have established vendor specific objective evidence (VSOE) for your software maintenance and how that complies with paragraphs
10 and 57 of SOP 97-2. In this regard, tell us whether you have had separate sales of your maintenance (i.e. maintenance renewals) or if it has historically been sold together with the license. Clarify the initial period of maintenance support and whether you have experienced renewals following the initial maintenance support period. Note that in situations where VSOE of fair value of maintenance is determined by management having relevant authority and has not yet been sold separately, the period of time until the element is expected to be sold separately should be relatively short.




Note 2 - Agreement And Plan Of Merger And Settlement Agreement

Settlement Agreement, page F-9
5. Please refer to comment 4 in our letter dated July 18, 2005.
We
note in your response and your disclosures on page F-14 of your amended 10-K that you have revised your computations of warrants issued to non-employees to include a volatility factor of 71%. However, we also note that in your 8-K filed February 14, 2005 that you used a volatility factor of 123% in valuing warrants associated with the settlement agreement. Tell us the reasons for the change in the volatility factor.

Note 6 - Stockholders` Equity

Series A Convertible Preferred Stock, Warrants and Additional Investment Rights, page F-13
6. Please refer to comment 6 in our letter dated July 18, 2005.
We
note in your response and your amended 10-K that you recorded a beneficial conversion value of $1,806,125 that was treated as a constructive dividend debit and credit to APIC and recognized immediately. Tell us how you considered paragraph 20 of EITF 00-27 in determining what period to recognize the beneficial conversion feature.
7. We also note in your response your analysis and consideration of
EITF 00-19 related to the warrants issued with your Series A Convertible Preferred Stock and in your amended 10-K that the warrants should be classified within equity. We also note that you have exercise price reset provisions. Clarify what these exercise price reset provisions are and tell us how you considered these provisions in your evaluation of whether you have sufficient authorized common shares available for these warrants if the exercise price resets.

Convertible Debenture and Conversion to Series A Preferred, page
F-14
8. Please refer to comment 7 in our letter dated July 18, 2005.
We
note in your response that there was no intrinsic value associated with the issuance of the Series A Convertible Preferred Stock with warrants in exchange for the $100,000 debenture. Clarify whether the beneficial conversion feature valued at $1,806,125 and the value of the derivative liability related to the registration rights agreement included in your response to comment 6 in our letter dated July 18,
2005 included this issuance of Series A Convertible Preferred Stock with warrants. If this issuance is not included in these values, tell us the differences in the issuance of Series A Convertible Preferred
Stock for cash as opposed to the issuance of Series A Convertible Preferred Stock for the conversion of debt that would result in different accounting (e.g. beneficial conversion feature, registration rights agreement, etc.).

Item 8A. Controls and Procedures, page 13
9. Tell us how you considered the revisions to your financial statements in disclosing information relating to your disclosure controls and procedures and your internal controls, pursuant to Item
307 and 308 of Regulation S-B in your periodic Exchange Act reports.
In this regard, we note your current disclosure in your Form 10-KSB/A and subsequent 10-QSB`s that your Chief Executive Officer and Chief
Financial Officer have concluded that your disclosure controls and procedures were effective.
10. Tell us whether you consider your disclosure controls and procedures effective as of the end of the periods covered by these reports in view of the recent restatement in your 10-KSB for the year ended December 31, 2004 and your 10-QSB`s for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.
11. Also tell us whether you considered Exchange Act Rule 13a-
15(e)
and the requirement that your controls and procedures ensured that information required to be disclosed by you in the reports that are filed or submitted under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and that this information is accumulated and communicated to management to allow timely decisions regarding required disclosure. If necessary, please revise to expressly identify any material weaknesses in your internal controls over financial reporting and any significant deficiency that, when combined with other significant deficiencies, is determined to be a material weakness or conversely state that even as a result of the internal control concerns that caused your recent restatement, you did not have a material weakness or significant deficiencies.

Form 10-QSB for the Quarterly Period Ended September 30, 2005

Note 1 - Description of Business and Summary of Significant
Accounting Policies

Restatement, page 6
12. We note that you have restated your December 31, 2004 consolidated financial statements as a result of the revaluation of warrants issued, the registration rights agreement that should have been accounted for as a derivative liability and the beneficial conversion feature related to your Series A Convertible Preferred Stock. Tell us what consideration you gave to amending your Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 as a result of this restatement.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 You may contact Patrick Gilmore at (202) 551-3406 or me at
(202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


      Craig Wilson
							Senior Assistant Chief
Accountant

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Mr. David M. Otto
Techalt, Inc.
February 2, 2006
Page 1